AMENDMENT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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~~ANNUAL AUDITED REPORT~~
FORM X-17A-5
~~PART III~~ A

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUN 20 2003 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 50551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/02 (MM/DD/YY) AND ENDING 01/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nighthawk Partners Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

473 Sylvan Avenue
(No. and Street)

Englewood Cliffs (City) NJ (State) 07632 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Berg 201-567-4700 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn, Horlacher & Parker
(Name – *if individual, state last, first, middle name*)

301 Oxford Valley Road, Suite 602, Yardley PA 19067
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 16 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Berg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nighthawk Partners Inc., as of January 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA M. CORRADO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires July 26, 2007



Signature

Managing Director

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NIGHTHAWK PARTNERS, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED JANUARY 31, 2003

TABLE OF CONTENTS

FLYNN, HORLACHER & PARKER, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
301 OXFORD VALLEY ROAD
SUITE 602
YARDLEY, PENNSYLVANIA 19067

PHILIP P. FLYNN, CPA
New Jersey, Pennsylvania
KEITH D. HORLACHER, CPA
New Jersey, Pennsylvania
KENNETH H. PARKER, CPA
New Jersey, Pennsylvania

PENNSYLVANIA
(215) 369-8210
NEW JERSEY
(609) 695-2211
FAX
(215) 369-8220

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Nighthawk Partners, Inc.

We have audited the accompanying statement of financial condition of Nighthawk Partners, Inc. as of January 31, 2003, and the related statements of income and changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nighthawk Partners, Inc. as of January 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 to the financial statements, the Company was notified by the NASD on May 22, 2003 that beginning January 31, 2003, and for a period during the current year, the Company's net capital computation resulted in a net capital deficit. Accordingly, the statement of computation of net capital has been restated.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The statement of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Flynn, Horlacher & Parker, P.C.

June 11, 2003

NIGHTHAWK PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
January 31, 2003

Assets

Cash (Note 3)	$ 405,745
Accounts Receivable, Less Allowance for Doubtful Accounts of $0	1,910,000
Prepaid Expenses	3,508
Property and Equipment, at cost Less Accumulated Depreciation of $15,951 (Note 4)	13,935
Other Assets	44,845
	$2,378,033

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
January 31, 2003

Liabilities and Stockholder's Equity

Liabilities:	
Accounts Payable and Accrued Expenses	$ 121,837
Accrued Bonus	1,910,000
Due to Stockholder	13,041
	2,044,878
Commitments and Contingent Liabilities (Notes 6,7,8)	-
Stockholder's Equity:	
Common Stock (No Par Value, 2,500 Shares Authorized, and 350 Shares Outstanding)	47,797
Retained Earnings	285,358
Total Stockholder's Equity	333,155
	$2,378,033

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC.
STATEMENT OF INCOME (LOSS)
For the Year Ended January 31, 2003

REVENUES	$4,384,225
OPERATING EXPENSES	
Compensation and Benefits	4,431,724
Occupancy and Equipment Rentals	29,697
Other Operating Expenses	351,797
TOTAL OPERATING EXPENSES	4,813,218
INCOME (LOSS) FROM OPERATIONS	(428,993)
OTHER INCOME	10,169
INCOME (LOSS) BEFORE INCOME TAXES	(418,824)
INCOME TAX PROVISION (BENEFIT) (Note 5)	(117,475)
NET INCOME (LOSS)	$ (301,349)

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended January 31, 2003

	Common Stock	Retained Earnings	Total
Balance, February 1, 2002	$47,797	$ 586,707	$ 634,504
Net Income (Loss) for Year	-	(301,349)	(301,349)
Balance, January 31, 2003	$47,797	$ 285,358	$ 333,155

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC.
STATEMENT OF CASH FLOWS
For the Year Ended January 31, 2003

Cash Flows from Operating Activities:	
Cash Received from Customers	$ 2,950,530
Cash Paid to Suppliers and Employees	(3,017,055)
Dividend Income Received	10,169
Interest Expense Paid	-
Income Taxes (Paid) Refunded	4,265
Net Cash Provided by (Used in) Operating Activities	(52,091)
Cash Flows from Investing Activities:	
Equipment Purchases	(6,469)
Net Cash Provided by (Used in) Investing Activities	(6,469)
Cash Flows from Financing Activities:	
Reduction – Stockholder Loan	(5,666)
Net Cash Provided by (Used in) Financing Activities	(5,666)
Net Increase (Decrease) in Cash	(64,226)
Cash – Beginning	469,971
Cash – Ending	$ 405,745

Reconciliation of Net Income to Net Cash Provided by Operating Activities

Net Income (Loss)	$ (301,349)
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:	
Depreciation	5,059
Decrease (Increase) in Accounts Receivable	(1,433,695)
Decrease (Increase) in Prepaid Expenses	11,557
(Increase) Decrease in Other Assets	(41,645)
Increase (Decrease) in Accounts Payable and Accrued Expenses	1,833,749
Increase (Decrease) in Deferred Income Taxes	(125,767)
Net Cash Provided by (Used in) Operating Activities	$ (52,091)

The accompanying notes are an integral part of these financial statements.

NIGHTHAWK PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
January 31, 2003

Note 1 – Organization and Nature of Business

Nighthawk Partners, Inc. ("Company") was incorporated under the laws of the State of New Jersey on January 23, 1997. The Company provides marketing services to hedge fund managers and also arranges private placements of debt and equity securities. The Company is a broker-dealer registered with the National Association of Securities Dealers (NASD) and is an introducing broker registered with the National Futures Association (NFA). The regulator for the NASD is the Securities and Exchange Commission (SEC), and the regulator for the NFA is the Commodity Futures Trading Commission (CFTC).

Note 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Property, Equipment and Depreciation

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operating expenses. Additions to property and equipment or expenditures, which increase the useful lives of the assets are capitalized. Depreciation is being provided primarily by the straight-line method over the estimated useful lives of the assets.

Note 2 – Summary of Significant Accounting Policies (Continued)

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

Income taxes were provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled (See Note 9).

Revenue Recognition

Consulting revenue is recorded when earned. Incentive revenue is recorded at such time that it can be determined by the Company to be a bona fide receivable.

Note 3 - Cash

Cash consists of the following:

Bank Checking Account	$ -
Prime Obligation Money Market Account	250,446
Vanguard Money Market Account	155,299
	$405,745

The Company maintains its cash accounts at various financial institutions. The balances, at times, may exceed federally insured limits. At January 31, 2003, the Company had cash on deposit not covered by FDIC insurance of approximately $405,745.

Note 4 – Property and Equipment

The following is a summary of property and equipment.

	Estimated Useful Lives in Years	
Furniture and Fixtures	5	$ 7,325
Machinery and Equipment	5	22,561
		29,886
Less: Accumulated Depreciation		15,951
TOTAL		$13,935

Depreciation expense was $5,059 for the year ended January 31, 2003.

Note 5 – Income Taxes Provision

The income tax provision (benefit) for the Company consists of the following:

Current:	
Federal	$5,578
State	2,714
Total Current Income Tax Expense	8,292
Deferred:	
Federal	(88,503)
State	(37,264)
Total Deferred Income Taxes	(125,767)
Total Income Tax Provision (Benefit) Charged to Operations	$(117,475)

Note 5 – Income Taxes Provision (Continued)

The changes in deferred income taxes consists of the following:

	Federal	State	Total
Balance, February 1, 2002	$ 88,503	$ 37,264	$ 125,767
Deferred Income Tax (Benefit) for Current Year	(88,503)	(37,264)	(125,767)
Balance, January 31, 2003	$ -	$ -	$ -

The deferred income taxes resulted primarily from timing differences in income recognition from the use of the accrual basis of accounting for financial reporting purposes and the cash basis of accounting for tax purposes. Using cash basis accounting for tax reporting, the Company reported taxable income of approximately $37,000 for the current year. The primary temporary difference that gave rise to the deferred tax liability was due to the fact that revenue is recognized when received for income tax purposes.

The components of the deferred tax liability on the balance sheet as of January 31, 2003 related to the following:

Accounts Receivable	$ -
Accrued Expenses	-
Net Deferred Tax Liability	$ -

Deferred tax assets and liabilities in the balance sheet were classified in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), which generally requires the classification be based upon the related asset or liability creating the deferred tax. Deferred taxes not related to a specific asset or liabilities were classified based upon the estimated period of reversal (See Note 9 Subsequent Events).

NIGHTHAWK PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
January 31, 2003

Note 6 - Leases

The Company leases office space and two vehicles under separate noncancelable operating leases. The leases expire in various periods through March 2005. The following is a schedule of future minimum lease payments required under the above noncancelable operating leases:

Year Ending January 31,	
2003	$33,595
2004	11,840
2005	1,098
2006	-
	$46,533

Net lease expense charged to operations for the year was $29,697.

Note 7 – Pension Plan

Effective February 1, 2002, the Company adopted a qualified noncontributory defined benefit pension plan covering substantially all employees. The benefits are based on minimum age and service requirements. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future.

Note 7 – Pension Plan (Continued)

The following table sets forth the plan's funded status and amounts recognized in the Company's financial statements:

Benefit obligation at January 31, 2003	$(392,710)
Fair value of plan assets at January 31, 2003	394,371
Funded status at January 31, 2003	$ 1,661
Prepaid (accrued) pension cost recognized in the balance sheet at January 31, 2003	$ 41,645

	Year Ended January 31, 2003
Net periodic pension cost included the following components:	
Service cost – benefits earned during the period	$182,222
Interest cost on projected benefit obligation	21,644
Return on plan assets	-
Net amortization and deferral	1,647
Net periodic pension cost	$205,513
Employer contributions	$391,254
Plan participants' contributions	-
Benefits paid	-

The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 6.0% and 0%, respectively. The expected long-term rate of return on assets was 7.50%.

Actuarial computations under Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions, are for purposes of fulfilling employer accounting requirements. Determinations for purposes other than meeting employer financial accounting requirements may be significantly different from the results reported above.

Note 8 – Net Capital Requirements and Subsequent Cure

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the NASD and NFA minimum financial requirements which require that the Company maintain a minimum net capital. This amount is defined by NASD and NFA for the Company as the greater of 6.67% of aggregate indebtedness or $30,000. At January 31, 2003, the Company had net capital (deficit) of $(1,647,248), which resulted in a deficit of $1,677,248 in its required net capital, for NASD and NFA. The Company's net capital ratio was -.08 to 1. This net capital deficit was recognized as a result of the NASD notifying the Company on May 22, 2003 of its disallowance of a liability "add-back" with respect to the computation of the Company's net capital.

The Company's deficient net capital status continued through March 17, 2003. On March 18, 2003, the receipt of a certain January 31, 2003 account receivable cured the deficient net capital status and the Company has maintained an appropriate net capital level up to and including June 11, 2003.

Note 9 – Subsequent Events

On March 15, 2003, the Company filed "S" Corporation elections with the Internal Revenue Service and the New Jersey Division of Taxation to be effective for the year beginning February 1, 2003. In lieu of corporate income taxes, the shareholders of an "S" corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes, as well as deferred income taxes, will be included in subsequent financial statements.

SUPPLEMENTARY INFORMATION

NIGHTHAWK PARTNERS, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of January 31, 2003

Net Capital

Total Stockholder's Equity		$ 333,155
Add:		
Other (Deductions) or Allowable Credits-Liabilities Effectively Subordinated to General Creditors by Non-Customers.		-
Total Capital and Allowable Subordinated Borrowings		
Deductions and/or Charges:		
Nonallowable Assets:		
Accounts Receivable	$(1,910,000)	
Prepaid Expenses	(3,508)	
Fixed Assets (Net)	(13,935)	
Other Assets	(44,845)	
		(1,972,288)
Net Capital (Deficit) Before Haircuts on Securities Positions		(1,639,133)
Haircuts on Securities:		
Money Market		(8,115)
Net Capital (Deficit)		$(1,647,248)

Aggregate Indebtedness

Items Included in Statement of Financial Condition:	
Due to Officers	$ 13,041
Accrued Expenses	2,000
Payroll Taxes Withheld	119,837
Income Taxes Payable	-
Total Aggregate Indebtedness	$ 134,878

NIGHTHAWK PARTNERS, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of January 31, 2003

Computations of Basic Net Capital Requirements

Minimum Net Capital Required	$ 30,000
Excess Net Capital (Deficit) at 1,500 Percent	$(1,677,248)
Excess Net Capital (Deficit) at 1,000 Percent	$(1,660,736)
Ratio Aggregate Indebtedness to Net Capital	-.08 to 1

Reconciliation with Company's Computation

Net Capital (Deficit), as Reported in Company's (Unaudited) Amended FOCUS Report	$(1,647,248)
Audit Adjustment	-
Net Capital (Deficit), Per Above	$(1,647,248)